CIVILIZED CYCLES

E-bikes for people who drive



civilizedcycles.com   New York, NY   [in] [▶] [f] [⊙]   Technology   Hardware   Consumer Goods   Retail   Minority Founder

Highlights

1. We've raised $2.3M+ to date and have generated $150k+ in revenue

2. E-bike buyers of tomorrow will want what cars do for them today - comfort, passenger capacity, cargo

3. Civilized Cycles has patented key technologies to sustainably differentiate and win this space

4. Rated 4.8/5 on Kingscrowd, the leading source for crowdfunding ratings, research and analytics

5. Core team & advisors includes experts from Vespa, Schwinn, PwC, Citibike, Lyft and Nielsen

6. Rapidly growing e-bike market, predicted to be a $70B+ industry by 2030

7. Suspension, Geofencing, and Kinetic Energy Management systems have scale commercial applications

Our Team



Zachary Schieffelin Co-Founder & CEO

Serial founder - started and grew Vespa Soho into the largest volume US Vespa dealer, and created Carbon Negative, an early electric retail brand. 35+ years of experience with powered and unpowered two wheeled vehicles and the needs of their customers.



Marc Liu Co-Founder & CRO

Serial founder and award-winning marketing and brand strategist with 13+ years experience serving brands such as Turtle Bay Resort, Stoli, UFC, and The Halal Guys.



Mike Fritz Director, Production and Engineering

40+ years of bicycle and e-bike engineering experience with brands such as Schwinn Bicycle Company, EV Global Motors (Lee Iaccoca's Chrysler backed electric bike initiative), Ultramotor and WaveCrest.

Invest in the future of transportation



Two wheels, two people, full suspension safety and comfort + cargo.
Historically, the world's most successful mobility platform - the light motorcycle or scooter - achieved that status by delivering this value proposition. Now, Civilized Cycles delivers the same value proposition in an ebike form factor that easier to own and operate, safer, and more convenient than any light scooter or motorcycle.

We believe the e-bike industry is missing a fundamental piece of the puzzle. 'Mainstream' buyers want what cars do for them today - comfort, passenger and cargo capacity. Civilized Cycles has patented key technologies in these areas to sustainably differentiate and win in the rapidly growing e-bike market.

Behind our unique approach and technology integration is our core **mission of sustainability**: to get more people out of cars and onto bikes by offering consumers a solution that is simply an **upgrade for their daily lives.**

Our first product, the Model 1, is now available for purchase online and in select retailers across the US.

The E-bike Market

By 2030, the e-bike market is predicted to almost double in size globally to a $70 billion global industry while the US is predicted to grow even faster and more than triple in size in the same time period.



What Is Missing?

Most e-bike brands are still focused on **leisure and sports riders - not the much faster growing market of mobility users.** This is why the industry is still in the 'put a motor on a bicycle' phase of design.

'Non-Cyclist' mature market consumers are more like car buyers - they are used to comfort, cleanliness, and having a secure place to put stuff. As the market matures, these attributes will become ever more in demand.

The Solution

At Civilized, we started with a vision of the user experience that prioritized ride quality and personal comfort, and created something new - a effortless ride experience elevated beyond what most people think is possible in a bicycle.



Competition

While there are many e-bike companies in the market, there is no other brands delivering our unique combination of features and benefits in an ebike platform. **Our multiple design and utility patents will keep it this way.**

While a handful of other ebikes might claim adult passenger capability, the reality is that without suspension, its miserable. And even bicycles with suspensions have to be set up - matched to the weight of the rider - for the suspension to be effective. Normally this is a 10-15 minute process - Only our patented AirTech suspension can do this at the touch of a button in seconds.

A properly set-up suspension means higher speeds with safety and comfort, which makes it more useful.



	Civilized Cycles Model 1	Bikes w/ motor	Cargo ebike	Moped	Share ebike
Adult Passenger Capacity	✅	❌	❌	✅	❌
"Car Like" Ride Comfort	✅	❌	❌	✅	❌
Legit Shopping /	✅	❌	✅	❌	❌



Cargo Capacity	✓	✗	✓	✗	✗
Bike Lane Usage	✓	✓	✓	✗	✓
No License required	✓	✓	✓	✗	✓
Suburban / Exurban Speed	✓	✓	✗	✓	✗
Price	$6,950	$500-$15,000	$1,500-$8,000	$1,500-$20,000	$200/year

Why Civilized Cycles Wins

Only Civilized Cycles has patented key technologies to sustainably differentiate and win this space.



Our Technology
9+ patents
Sustainable Differentiation
US patents filed
EU patents pending
1
Automatic E-bike transmission patent
2
Cargo pannier related patents
2
Automatic suspension and air system patents
4
location-based performance control patents

Our Team

Civilized Cycles has a seasoned professional management team with rich experience in mobility retail (Vespa), e-bike design and manufacturing (Schwinn, Pedego) and consumer marketing (UFC, Stoli, Turtle Bay Resort).

Our advisor board includes highly experienced mobility, sustainable tech and logistics professionals from such organizations as Citibike, PricewaterhouseCoopers, UPS, Ducati, Avis/Budget Group and Zipcar.







Core Team
Zachary Schieffelin
Founder, CEO
40 years of two wheel vehicle experience
12 years of retail sales and repair across two wheel categories
Marc Liu
CRO
13 years of brand strategy, omnichannel marketing and leadership experience specializing in hospitality and lifestyle brands
Mike Fritz
Director of Production and Engineering
50 years experience in bike and ebike industry
Chief of Engineering at Schwinn
CTO of 1st American e-bike company run by Lee Iaccoca (father of American ebikes)
SCHWINN
Northwestern University
Columbia University in the City of New York
NYU
Vespa

Advisors
Nick Rau
Stuart Morrison
Arthur Orduna

Advisors
Justine Lee
Jean-Christian Jung
Anil Swami

Growth Roadmap

Civilized Cycles has a clear path towards rapid growth:

- In discussions with multiple regional distributor partners to **expand globally** into more mature ebike markets, including EU, UK and MENA
- Establish **US based manufacturing to achieve lower product costs**, decrease lead times, and maximise US technology and emergent supply chain efficiencies.
- Leverage our IP and technology stack to **create cost savings and boost efficiency** for commercial last mile delivery ebikes and other light electric vehicles. We are actively pursuing pilot projects with major delivery and

logistics companies.

- We will Expand fleet sales and service solutions for luxury hotel, corporate and e-bike rental companies.


Growth Roadmap
2023
2024
2025
2026
Model 1 Launch
International Distribution
Model 2 Launch
Model 3 Launch
Model 1 Launch
D2C and Retail Channel Launch
Fleet Program Launch
Acceleration of D2C and Retail Channels
R&D for new models improved features and efficiencies
Model 2 Launch
Licensing of IP for commercial and LEV applications
Reductions in production cost (innovation and economies of scale)
Model 3 Launch
Continued reductions in production cost (innovation and economies of scale)

> *Forward looking projections cannot be guaranteed.*

Traction & Projected Growth

We received our first shipment of finished e-bikes in November 2022, and we have sold more than $150,000 of product so far with no ad spend! Dealers are the toughest customers, and we're proud that the Model 1 is also already being stocked and sold in more than 10 retail locations across the US, a list continues to grow steadily as we show the bike.

By 2026, we have goals to grow to $50M in sales across the US and internationally, in consumer e-bikes, dedicated e-cargo bikes for commercial delivery, corporate fleet bikes.

> *Forward looking projections cannot be guaranteed.*


Traction
People love our solution.
$150k sold
D2C and Retail
Multiple awards
On Display at Museum Of Design Atlanta
Integration with Beeline
Retail distribution
Recognized by
THE VERGE
engadget
WIRED
tom's guide
CURRENT RETAIL LOCATIONS
United States

Love For The Model 1



https://www.instagram.com/p/CqIkOhLANS4/



https://www.instagram.com/p/CrBAG-HhNZ4/


theunlikelyflorist • Following
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theunlikelyflorist #ArrivedCivilized #CivilizedCycles @Civilized_Cycles With the summer months tempting us and Mother's Day deliveries upon us, we're feeling particularly grateful for our collaboration with Civilized Cycles. Their electric bikes with pop-out storage make deliveries easy, affordable, and bloody great for the environment.
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Press


Civilized Cycles Model 1 eBike Review ($4999 premium car...
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REPLACE A CAR?
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Civilized Cycles eMobility's Missing Link | IN CHARGE: CEO ...
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IN CHARGE
INTERVIEWS WITH LEADERS IN THE EV INDUSTRY
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FOUNDER & CEO
CIVILIZED
CYCLES
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THE WORLD'S MOST INNOVATIVE BIKE
BICYCLE RETAIL RADIO
ZACHARY SCHIEFFELIN - FOUNDER, CIVILIZED CYCLES


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PHOTOGRAPH: CIVILIZED CYCLES

"Before I brought the Model 1 home, I took a test ride around the Brooklyn Navy Yard with Civilized's founder, Zachary Schieffelin, on the back seat. I aimed for every train track crossing and pothole—you know, for testing's sake. The Model 1 soaked them all up, even with 330 pounds of mankind riding on top of it. With its wide tires and powerful electric motor, the Model 1 reminded me more of carrying a

passenger on my motorcycle than carrying one on any bicycle I've ridden." -
WIRED

We look forward to connecting with a new community of investors looking to take part in the future of transportation!

Civilized Cycles 17-B Disclosure